Corporate Development Capital, LLC
Statement Of Operations

	12 Months Ended December 31, 2015	
Revenues		
Commissions Earned	$	30,150.00
RIA Referral Fees	$	70,167.25
Reimbursed Expenses		888.75
Total Revenues		101,206.00
Operating Expenses		
Employee compensation and benefits		96,263.01
Floor brokerage, exchange, and compliance fees		3,912.27
Communications and data processing		669.11
Other expenses		2,710.73
Total Operating Expenses		103,555.12
Operating Income (Loss)		(2,349.12)
Other income		
Other Income		0.75
Total Other Income		0.75
Net Income (Loss)	$	(2,348.37)

See notes to financial statements.